UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment ____)*

TERRAFORM POWER, INC.

(Name of Issuer)

Common Stock, Class A, par value $0.01

(Title of Class of Securities)

88104R100
(CUSIP Number)

Eric M. Albert

BlueMountain Capital Management, LLC

280 Park Avenue, 12th Floor

New York, New York 10017

212-905-5647

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 3, 2015

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88104R100	13D	Page 2 of 26 Pages

1	NAMES OF REPORTING PERSONS: BlueMountain Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 9,169,934
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 9,169,934
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,169,934
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5% (1)
14	TYPE OF REPORTING PERSON IA

(1)	The percentage set forth in Row 13 of this Schedule 13D is based on the 80,033,122 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100	13D	Page 3 of 26 Pages

1	NAMES OF REPORTING PERSONS: BlueMountain GP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,077,290
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,077,290
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,077,290
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage set forth in Row 13 of this Schedule 13D is based on the 80,033,122 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100	13D	Page 4 of 26 Pages

1	NAMES OF REPORTING PERSONS: Blue Mountain Credit Alternatives Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,506,679
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,506,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,506,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (1)
14	TYPE OF REPORTING PERSON PN

(1)	The percentage set forth in Row 13 of this Schedule 13D is based on the 80,033,122 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100	13D	Page 5 of 26 Pages

1	NAMES OF REPORTING PERSONS: Blue Mountain CA Master Fund GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,506,679
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,506,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,506,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (1)
14	TYPE OF REPORTING PERSON CO

(1)	The percentage set forth in Row 13 of this Schedule 13D is based on the 80,033,122 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100	13D	Page 6 of 26 Pages

1	NAMES OF REPORTING PERSONS: BlueMountain Foinaven Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 676,618
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 676,618
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 676,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (1)
14	TYPE OF REPORTING PERSON PN

(1)	The percentage set forth in Row 13 of this Schedule 13D is based on the 80,033,122 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100	13D	Page 7 of 26 Pages

1	NAMES OF REPORTING PERSONS: BlueMountain Foinaven GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 676,618
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 676,618
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 676,618
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage set forth in Row 13 of this Schedule 13D is based on the 80,033,122 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100	13D	Page 8 of 26 Pages

1	NAMES OF REPORTING PERSONS: BlueMountain Logan Opportunities Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 453,192
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 453,192
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,192
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (1)
14	TYPE OF REPORTING PERSON PN

(1)	The percentage set forth in Row 13 of this Schedule 13D is based on the 80,033,122 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100	13D	Page 9 of 26 Pages

1	NAMES OF REPORTING PERSONS: BlueMountain Logan Opportunities GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 453,192
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 453,192
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,192
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage set forth in Row 13 of this Schedule 13D is based on the 80,033,122 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100	13D	Page 10 of 26 Pages

1	NAMES OF REPORTING PERSONS: BlueMountain Guadalupe Peak Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 256,427
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 256,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON PN

(1)	The percentage set forth in Row 13 of this Schedule 13D is based on the 80,033,122 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100	13D	Page 11 of 26 Pages

1	NAMES OF REPORTING PERSONS: BlueMountain Long/Short Credit GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 256,427
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 256,427
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,427
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage set forth in Row 13 of this Schedule 13D is based on the 80,033,122 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100	13D	Page 12 of 26 Pages

1	NAMES OF REPORTING PERSONS: BlueMountain Montenvers Master Fund SCA SICAV-SIF
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 744,562
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 744,562
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,562
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (1)
14	TYPE OF REPORTING PERSON PN

(1)	The percentage set forth in Row 13 of this Schedule 13D is based on the 80,033,122 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100	13D	Page 13 of 26 Pages

1	NAMES OF REPORTING PERSONS: BlueMountain Montenvers GP S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 744,562
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 744,562
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 744,562
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (1)
14	TYPE OF REPORTING PERSON CO

(1)	The percentage set forth in Row 13 of this Schedule 13D is based on the 80,033,122 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100	13D	Page 14 of 26 Pages

1	NAMES OF REPORTING PERSONS: BlueMountain Kicking Horse Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 184,374
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 184,374
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14	TYPE OF REPORTING PERSON PN

(1)	The percentage set forth in Row 13 of this Schedule 13D is based on the 80,033,122 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100	13D	Page 15 of 26 Pages

1	NAMES OF REPORTING PERSONS: BlueMountain Kicking Horse Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 184,374
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 184,374
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 184,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% (1)
14	TYPE OF REPORTING PERSON OO

(1)	The percentage set forth in Row 13 of this Schedule 13D is based on the 80,033,122 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100	13D	Page 16 of 26 Pages

1	NAMES OF REPORTING PERSONS: BlueMountain Timberline Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 348,082
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 348,082
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 348,082
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14	TYPE OF REPORTING PERSON CO

(1)	The percentage set forth in Row 13 of this Schedule 13D is based on the 80,033,122 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100	13D	Page 17 of 26 Pages

ITEM 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the shares of Common Stock, Class A, par value $0.01(the “Class A Common Stock”), of TerraForm Power, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 7550 Wisconsin Avenue, 9th Floor, Bethesda, Maryland 20814.

ITEM 2. Identity and Background.

(a) – (c) This Schedule 13D is being filed by the following beneficial owners of Class A Common Stock (each, a “Reporting Person”):

(i)        Blue Mountain Credit Alternatives Master Fund L.P., a Cayman Islands exempted limited partnership (“Credit Alternatives”), with respect to the Class A Common Stock directly owned by it;

(ii)       Blue Mountain CA Master Fund GP, Ltd., a Cayman Islands exempted limited company (“Credit Alternatives GP”), with respect to the Class A Common Stock directly owned by Credit Alternatives;

(iii)      BlueMountain Foinaven Master Fund L.P., a Cayman Islands exempted limited partnership (“Foinaven”), with respect to the Class A Common Stock directly owned by it;

(iv)      BlueMountain Foinaven GP, LLC, a Delaware limited liability company (“Foinaven GP”), with respect to the Class A Common Stock directly owned by Foinaven;

(v)       BlueMountain Logan Opportunities Master Fund L.P., a Cayman Islands exempted limited partnership (“Logan”), with respect to the Class A Common Stock directly owned by it;

(vi)      BlueMountain Logan Opportunities GP, LLC, a Delaware limited liability company (“Logan GP”), with respect to the Class A Common Stock directly owned by Logan;

(vii)     BlueMountain Guadalupe Peak Fund L.P., a Delaware limited partnership (“Guadalupe”), with respect to the Class A Common Stock directly owned by it;

(viii)    BlueMountain Long/Short Credit GP, LLC, a Delaware limited liability company (“Guadalupe GP”), with respect to the Class A Common Stock directly owned by Guadalupe;

(ix)       BlueMountain Montenvers Master Fund SCA SICAV-SIF, an investment company with variable share capital organized as a specialized investment fund in the form of a corporate partnership limited by shares under the laws of Luxembourg (“Montenvers”), with respect to the Class A Common Stock directly owned by it;

(x)        BlueMountain Montenvers GP S.à r.l., a private limited company incorporated under the laws of Luxembourg (“Montenvers GP”), with respect to the Class A Common Stock directly owned by Montenvers;

(xi)       BlueMountain Kicking Horse Fund L.P., a Cayman Islands exempted limited partnership (“Kicking Horse” and, together with Credit Alternatives, Foinaven, Logan, and Guadalupe, the “Partnerships” and, each, a “Partnership”), with respect to the Class A Common Stock directly owned by it;

(xii)      BlueMountain Kicking Horse Fund GP, LLC, a Delaware limited liability company (“Kicking Horse GP” and, together with Credit Alternatives GP, Foinaven GP, Logan GP, Guadalupe GP, and Montenvers GP, the “Direct General Partners”), with respect to the Class A Common Stock directly owned by Kicking Horse;

(xiii)     BlueMountain Timberline Ltd., a Cayman Islands exempted limited company (“Timberline” and, together with Montenvers and the Partnerships, the “BlueMountain Funds” and, each, a “BlueMountain Fund”), with respect to the Class A Common Stock directly owned by it;

(xiv)    BlueMountain Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), which serves as the investment manager to the BlueMountain Funds, and has voting and investment power with respect to the Class A Common Stock directly owned by the BlueMountain Funds; and

(xv)     BlueMountain GP Holdings, LLC, a Delaware limited liability company (the “Ultimate General Partner”), which serves as the ultimate general partner of each of the Partnerships, with respect to the Class A Common Stock directly owned by each of the Partnerships.

CUSIP No. 88104R100	13D	Page 18 of 26 Pages

The principal business of: (i) each of the BlueMountain Funds is to serve as a private investment exempted limited partnership, private corporate limited partnership or private investment exempted company, as the case may be; (ii) each of the Direct General Partners is to serve as the direct general partner of the respective Partnership or Montenvers, as the case may be; (iii) the Investment Manager is to serve as investment manager to a variety of private investment funds (including the BlueMountain Funds), and to make voting and investment decisions on behalf of those private investment funds; and (iv) the Ultimate General Partner is to serve as the ultimate general partner of a variety of private investment funds organized as limited partnerships for which the Investment Manager serves as the investment manager (including the Partnerships).

The executive officers, directors, and control persons of the Reporting Persons are as follows:

Andrew Feldstein	Chief Executive Officer and Co-Chief Investment Officer of the Investment Manager; Chief Executive Officer and Co-Chief Investment Officer of the Ultimate General Partner; Director of Credit Alternatives GP; Manager of Guadalupe GP; Manager of Kicking Horse GP; Director of Timberline

Stephen Siderow	Managing Partner and Co-President of the Investment Manager; Managing Partner and Co-President of the Ultimate General Partner

Derek Smith	Managing Partner and Co-Chief Investment Officer of the Investment Manager; Managing Partner and Co-Chief Investment Officer of the Ultimate General Partner; Manager of Montenvers GP

Bryce Markus	Managing Partner, Co-President and Chief Risk Officer of the Investment Manager; Managing Partner, Co-President and Chief Risk Officer of the Ultimate General Partner

Michael Liberman	Managing Partner and Chief Operating Officer of the Investment Manager; Managing Partner and Chief Operating Officer of the Ultimate General Partner

David Rubenstein	Managing Partner and General Counsel of the Investment Manager; Managing Partner and General Counsel of the Ultimate General Partner; Manager of Montenvers GP

Peter Greatrex	Managing Partner and Head of Private Investments of the Investment Manager; Managing Partner and Head of Private Investments of the Ultimate General Partner

Nathaniel Dalton	Director of Credit Alternatives GP

Alan Gerstein	Manager of Foinaven GP; Manager of Logan GP; Manager of Guadalupe GP; Manager of Kicking Horse GP; Director of Timberline

Elizabeth Gile	Director of Credit Alternatives GP; Manager of Guadalupe GP; Manager of Kicking Horse GP

Todd Groome	Manager of Montenvers GP

Gary Linford	Director of Credit Alternatives GP; Manager of Foinaven GP; Manager of Logan GP; Manager of Guadalupe GP; Manager of Kicking Horse GP

William Reeves	Director of Credit Alternatives GP

Mark Shapiro	Director of Credit Alternatives GP; Manager of Foinaven GP; Manager of Logan GP; Manager of Guadalupe GP; Manager of Montenvers GP; Director of Timberline

Elli Stevens	Manager of Montenvers GP

The business address of each BlueMountain Fund (other than Montenvers) is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

The business address of Credit Alternatives GP, Foinaven GP, Logan GP, Guadalupe GP, Kicking Horse GP, the Investment Manager, the Ultimate General Partner, Andrew Feldstein, Stephen Siderow, Derek Smith, Bryce Markus, Michael Liberman, David Rubenstein, Peter Greatrex, Nathaniel Dalton, Alan Gerstein, Elizabeth Gile, William Reeves and Mark Shapiro is 280 Park Avenue, 12th Floor, New York, New York 10017.

The business address of Todd Groome and Gary Linford is Grand Pavillion Commercial Centre, 1st Floor, 802 West Bay Rd., Grand Cayman, Cayman Islands.

The business address of Montenvers, Montenvers GP, and Elli Stevens is 6D, route de Treves, L-2633 Seningerberg, Luxembourg B176.316.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit A.

(d)    None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 88104R100	13D	Page 19 of 26 Pages

(f)    Each of the Reporting Persons’ executive officers, directors, or control persons is a United States citizen, except for Gary Linford, who is a citizen of South Africa, and Elli Stevens, who is a citizen of the United Kingdom.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Class A Common Stock of the Issuer beneficially owned by the Reporting Persons was acquired with $146,155,567 of working capital set aside for the general purpose of investing.

ITEM 4. Purpose of the Transaction.

The Reporting Persons have acquired the Issuer’s Class A Common Stock for investment purposes. The Reporting Persons expect to review the investment in the Issuer on a continuing basis. Representatives of the Reporting Persons may engage in discussions, from time to time, with various parties, including, without limitation, the management of the Issuer, members of the board of directors of the Issuer, stockholders or other investors of the Issuer, potential strategic partners of the Issuer, and financial advisers and other third parties, in each case relating to the Issuer, strategic alternatives that may be available to the Issuer, and the businesses, operations, assets, capitalization, financial condition, governance, management and future plans of the Issuer, including in respect of one or more of the actions referred to in subsections (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. There can be no assurance as to the outcome of any of the discussions referred to in this Item 4 of this Schedule 13D.

Depending on various factors, including, without limitation, the financial position and strategic direction of the Issuer, the outcome of the discussions referenced above, actions taken by the board of directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, the availability of potential business combinations and other strategic transactions, conditions in the capital markets, and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the investments in the Issuer as they deem appropriate, including, without limitation: (i) purchasing additional Class A Common Stock, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) selling all or a portion of the Class A Common Stock, options or related derivatives now beneficially owned or hereafter acquired by the Reporting Persons; (iii) entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure; (iv) engaging in any hedging or similar transactions; and/or (v) engaging in, suggesting or exploring other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the actions referred to in subsections (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a) and (b) All percentages set forth in this Schedule 13D are based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 9, 2015.

The 9,169,934 shares of Class A Common Stock beneficially owned, in the aggregate, by the BlueMountain Funds as of December 4, 2015, represent approximately 11.5% of the issued and outstanding shares of Class A Common Stock of the Issuer, with such percentage calculated in accordance with Rule 13d-3 under the Act. A further detailed breakdown of the Reporting Persons’ beneficial ownership of Class A Common Stock is set forth below.

If the Reporting Persons are deemed to be members of a “group,” within the meaning of the Act, such “group” shall be deemed to beneficially own 9,169,934 shares of Class A Common Stock, which represents approximately 11.5% of the Issuer’s outstanding Class A Common Stock.

CUSIP No. 88104R100	13D	Page 20 of 26 Pages

A. Investment Manager

(a) Amount beneficially owned: 9,169,934

Percent of class: 11.5%%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 9,169,934

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 9,169,934

B. Ultimate General Partner

(a) Amount beneficially owned: 8,077,290

Percent of class: 10.1%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 8,077,290

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 8,077,290

C. Credit Alternatives

(a) Amount beneficially owned: 6,506,679

Percent of class: 8.1%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 6,506,679

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 6,506,679

D. Credit Alternatives GP

(a) Amount beneficially owned: 6,506,679

Percent of class: 8.1%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 6,506,679

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 6,506,679

CUSIP No. 88104R100	13D	Page 21 of 26 Pages

E. Foinaven

(a) Amount beneficially owned: 676,618

Percent of class: 0.9%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 676,618

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 676,618

G. Foinaven GP

(a) Amount beneficially owned: 676,618

Percent of class: 0.9%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 676,618

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 676,618

H. Logan

(a) Amount beneficially owned: 453,192

Percent of class: 0.6%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 453,192

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 453,192

I. Logan GP

(a) Amount beneficially owned: 453,192

Percent of class: 0.6%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 453,192

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 453,192

J. Guadalupe

(a) Amount beneficially owned: 256,427

Percent of class: 0.3%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 256,427

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 256,427

CUSIP No. 88104R100	13D	Page 22 of 26 Pages

K. Guadalupe GP

(a) Amount beneficially owned: 256,427

Percent of class: 0.3%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 256,427

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 256,427

L Montenvers

(a) Amount beneficially owned: 744,562

Percent of class: 0.9%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 744,562

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 744,562

M. Montenvers GP

(a) Amount beneficially owned: 744,562

Percent of class: 0.9%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 744,562

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 744,562

N. Kicking Horse

(a) Amount beneficially owned: 184,374

Percent of class: 0.2%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 184,374

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 184,374

CUSIP No. 88104R100	13D	Page 23 of 26 Pages

O. Kicking Horse GP

(a) Amount beneficially owned: 184,374

Percent of class: 0.2%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 184,374

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 184,374

P. Timberline

(a) Amount beneficially owned: 348,082

Percent of class: 0.4%

(b) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 348,082

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 348,082

The Investment Manager, each Direct General Partner, and the Ultimate General Partner each expressly declare that this filing shall not be construed as an admission that each is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this filing. Each of the BlueMountain Funds expressly declares that this filing shall not be construed as an admission that it is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities owned by any other BlueMountain Fund covered by this filing. None of the Reporting Persons beneficially own any shares of Class A Common Stock of the Issuer other than as set forth in this Schedule 13D.

(c)    Information concerning transactions in the Class A Common Stock effected by the Reporting Persons during the past sixty days is set forth on Schedule 1 hereto and is incorporated herein by reference. All of such transactions were effected in the open market. As indicated on Schedule 1, certain of the Reporting Persons’ same-day, same-way transactions that occurred within a one-dollar price range have been aggregated and reported using a weighted average price for such purchase or sale transactions. For the transactions that have been aggregated, Schedule 1 sets forth the range of prices for such transactions. Moreover, upon the request of the U.S. Securities and Exchange Commission’s staff, the Reporting Persons will provide full information regarding the number of shares of Class A Common Stock that were purchased or sold at each separate price.

(d)    None.

(e)    Not applicable.

CUSIP No. 88104R100	13D	Page 24 of 26 Pages

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described in this Schedule 13D, the Reporting Persons are not parties to any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7. Materials to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement

Schedule 1	Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2015	BlueMountain Capital Management, LLC

	By:	/s/ ERIC M. ALBERT
	Name:	ERIC M. ALBERT, Chief Compliance Officer

BlueMountain GP Holdings, LLC

	By:	/s/ ERIC M. ALBERT
	Name:	ERIC M. ALBERT, Chief Compliance Officer

Blue Mountain Credit alternatives Master Fund L.P. By: Blue Mountain ca master fund gp, ltd.
	By:	/s/ ANDREW FELDSTEIN
	Name:	ANDREW FELDSTEIN, Director

Blue Mountain ca master fund gp, ltd.
	By:	/s/ ANDREW FELDSTEIN
	Name:	ANDREW FELDSTEIN, Director

BlueMountain Foinaven Master Fund L.P. By: BlueMountain Foinaven GP, LLC By: BlueMountain Gp HOLDINGS, LLC

	By:	/s/ ERIC M. ALBERT
	Name:	ERIC M. ALBERT, Chief Compliance Officer

BlueMountain Foinaven GP, LLC By: BlueMountain Gp HOLDINGS, LLC

	By:	/s/ ERIC M. ALBERT
	Name:	ERIC M. ALBERT, Chief Compliance Officer

CUSIP No. 88104R100	13D	Page 25 of 26 Pages

BlueMountain LOGAN OPPORTUNITIES MASTER FUND L.P. By: BlueMountain LOGAN OPPORTUNITIES GP, LLC By: BlueMountain Gp HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	ERIC M. ALBERT, Chief Compliance Officer

BlueMountain LOGAN OPPORTUNITIES GP, LLC By: BlueMountain Gp HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	ERIC M. ALBERT, Chief Compliance Officer

BlueMountain guadalupe peak fund l.p. By: BlueMountain long/short credit gp, llc By: BlueMountain Gp HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	ERIC M. ALBERT, Chief Compliance Officer

BlueMountain long/short credit gp, llc By: BlueMountain Gp HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	ERIC M. ALBERT, Chief Compliance Officer

BlueMountain Montenvers Master Fund SCA SICAV-SIF By: BlueMountain Montenvers GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name:	PAUL FRIEDMAN, Authorized Person

BlueMountain Montenvers GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name:	PAUL FRIEDMAN, Authorized Person

CUSIP No. 88104R100	13D	Page 26 of 26 Pages

BlueMountain KICKING HORSE FUND L.P. By: BlueMountain KICKING HORSE FUND GP, LLC By: BlueMountain Gp HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	ERIC M. ALBERT, Chief Compliance Officer

BlueMountain KICKING HORSE FUND GP, LLC By: BlueMountain Gp HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	ERIC M. ALBERT, Chief Compliance Officer

BlueMountain Timberline Ltd.

By:	/s/ ANDREW FELDSTEIN
Name:	Andrew Feldstein, Director

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement among the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of Class A common stock, $0.01 par value per share, of TerraForm Power, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Act. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 4, 2015	BlueMountain Capital Management, LLC

	By:	/s/ ERIC M. ALBERT
	Name:	ERIC M. ALBERT, Chief Compliance Officer

BlueMountain GP Holdings, LLC

	By:	/s/ ERIC M. ALBERT
	Name:	ERIC M. ALBERT, Chief Compliance Officer

Blue Mountain Credit alternatives Master Fund L.P. By: Blue Mountain ca master fund gp, ltd.
	By:	/s/ ANDREW FELDSTEIN
	Name:	ANDREW FELDSTEIN, Director

Blue Mountain ca master fund gp, ltd.
	By:	/s/ ANDREW FELDSTEIN
	Name:	ANDREW FELDSTEIN, Director

BlueMountain Foinaven Master Fund L.P. By: BlueMountain Foinaven GP, LLC By: BlueMountain Gp HOLDINGS, LLC

	By:	/s/ ERIC M. ALBERT
	Name:	ERIC M. ALBERT, Chief Compliance Officer

BlueMountain Foinaven GP, LLC By: BlueMountain Gp HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	ERIC M. ALBERT, Chief Compliance Officer

BlueMountain LOGAN OPPORTUNITIES MASTER FUND L.P. By: BlueMountain LOGAN OPPORTUNITIES GP, LLC By: BlueMountain Gp HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	ERIC M. ALBERT, Chief Compliance Officer

BlueMountain LOGAN OPPORTUNITIES GP, LLC By: BlueMountain Gp HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	ERIC M. ALBERT, Chief Compliance Officer

BlueMountain guadalupe peak fund l.p. By: BlueMountain long/short credit gp, llc By: BlueMountain Gp HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	ERIC M. ALBERT, Chief Compliance Officer

BlueMountain long/short credit gp, llc By: BlueMountain Gp HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	ERIC M. ALBERT, Chief Compliance Officer

BlueMountain Montenvers Master Fund SCA SICAV-SIF By: BlueMountain Montenvers GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name:	PAUL FRIEDMAN, Authorized Person

BlueMountain Montenvers GP S.à r.l.

By:	/s/ PAUL FRIEDMAN
Name:	PAUL FRIEDMAN, Authorized Person

BlueMountain KICKING HORSE FUND L.P. By: BlueMountain KICKING HORSE FUND GP, LLC By: BlueMountain Gp HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	ERIC M. ALBERT, Chief Compliance Officer

BlueMountain KICKING HORSE FUND GP, LLC By: BlueMountain Gp HOLDINGS, LLC

By:	/s/ ERIC M. ALBERT
Name:	ERIC M. ALBERT, Chief Compliance Officer

BlueMountain Timberline Ltd.

By:	/s/ ANDREW FELDSTEIN
Name:	Andrew Feldstein, Director

SCHEDULE 1

PURCHASE AND SALES

Certain of the Reporting Persons’ same-day, same-way transactions that occurred within a one-dollar price range have been aggregated and reported using a weighted average price for such purchase or sale transactions. For the transactions that have been aggregated on this Schedule 1, the range of prices for such transactions is set forth on this Schedule 1. Moreover, upon the request of the U.S. Securities and Exchange Commission’s staff, the Reporting Persons will provide full information regarding the number of shares of Class A Common Stock that were purchased or sold at each separate price.

Fund	Trade Date	Transaction	Number of Shares	Price Per Share	Weighted Average Price	Range Low	Range High	Total Purchase	Total Sale
Blue Mountain Credit Alternatives Master Fund L.P.	October 27, 2015	Purchase	612	$17.6106	No			$10,777.68
Blue Mountain Credit Alternatives Master Fund L.P.	November 10, 2015	Purchase	478,391	$14.8450	Yes	$14.7304	$14.9800	$7,101,715.86
Blue Mountain Credit Alternatives Master Fund L.P.	November 10, 2015	Purchase	191,185	$15.7430	Yes	$15.4900	$15.9200	$3,009,820.05
Blue Mountain Credit Alternatives Master Fund L.P.	November 11, 2015	Purchase	204,877	$13.7803	Yes	$13.7544	$13.9473	$2,823,259.76
Blue Mountain Credit Alternatives Master Fund L.P.	November 12, 2015	Purchase	361,805	$13.1719	Yes	$12.8967	$13.3025	$4,765,668.30
Blue Mountain Credit Alternatives Master Fund L.P.	November 13, 2015	Purchase	332,802	$13.7282	Yes	$13.1428	$13.8471	$4,568,756.43
Blue Mountain Credit Alternatives Master Fund L.P.	November 16, 2015	Purchase	374,204	$12.8901	Yes	$12.6600	$13.1215	$4,823,517.53
Blue Mountain Credit Alternatives Master Fund L.P.	November 17, 2015	Purchase	157,923	$10.2283	Yes	$10.1089	$10.8347	$1,615,288.21
Blue Mountain Credit Alternatives Master Fund L.P.	November 17, 2015	Purchase	144,474	$11.9266	No			$1,723,086.64
Blue Mountain Credit Alternatives Master Fund L.P.	November 18, 2015	Purchase	605,493	$9.2747	Yes	$8.9745	$9.9643	$5,615,781.69
Blue Mountain Credit Alternatives Master Fund L.P.	November 18, 2015	Purchase	13,497	$10.0163	No			$135,190.59

Fund	Trade Date	Transaction	Number of Shares	Price Per Share	Weighted Average Price	Range Low	Range High	Total Purchase	Total Sale
Blue Mountain Credit Alternatives Master Fund L.P.	November 24, 2015	Purchase	172,237	$8.1857	Yes	$8.1391	$8.3965	$1,409,874.67
BlueMountain Foinaven Master Fund L.P.	November 10, 2015	Purchase	69,628	$15.1014	Yes	$14.7304	$15.9224	$1,051,481.03
BlueMountain Foinaven Master Fund L.P.	November 11, 2015	Purchase	21,305	$13.7803	Yes	$13.7544	$13.9473	$293,588.58
BlueMountain Foinaven Master Fund L.P.	November 12, 2015	Purchase	37,623	$13.1719	Yes	$12.8967	$13.3025	$495,567.19
BlueMountain Foinaven Master Fund L.P.	November 13, 2015	Purchase	34,607	$13.7281	Yes	$13.1428	$13.8471	$475,089.74
BlueMountain Foinaven Master Fund L.P.	November 16, 2015	Purchase	38,913	$12.8901	Yes	$12.6600	$13.1215	$501,591.42
BlueMountain Foinaven Master Fund L.P.	November 17, 2015	Purchase	16,422	$10.2283	Yes	$10.1089	$10.8347	$167,969.23
BlueMountain Foinaven Master Fund L.P.	November 17, 2015	Purchase	15,024	$11.9266	No			$179,185.55
BlueMountain Foinaven Master Fund L.P.	November 18, 2015	Purchase	60,498	$9.2656	Yes	$8.9745	$9.9643	$560,548.62
BlueMountain Foinaven Master Fund L.P.	November 18, 2015	Purchase	1,404	$10.0163	No			$14,062.95
BlueMountain Foinaven Master Fund L.P.	November 24, 2015	Purchase	14,655	$8.1391	No			$119,278.61
BlueMountain Guadalupe Peak Fund L.P.	November 10, 2015	Purchase	18,853	$14.8450	Yes	$14.7304	$14.9833	$279,872.85
BlueMountain Guadalupe Peak Fund L.P.	November 10, 2015	Purchase	7,535	$15.7430	Yes	$15.4900	$15.9224	$118,623.41
BlueMountain Guadalupe Peak Fund L.P.	November 11, 2015	Purchase	8,074	$13.7803	Yes	$13.7544	$13.9473	$111,261.85
BlueMountain Guadalupe Peak Fund L.P.	November 12, 2015	Purchase	14,259	$13.1719	Yes	$12.8967	$13.3025	$187,818.42

Fund	Trade Date	Transaction	Number of Shares	Price Per Share	Weighted Average Price	Range Low	Range High	Total Purchase	Total Sale
BlueMountain Guadalupe Peak Fund L.P.	November 13, 2015	Purchase	13,115	$13.7282	Yes	$13.1428	$13.8471	$180,044.91
BlueMountain Guadalupe Peak Fund L.P.	November 16, 2015	Purchase	14,748	$12.8901	Yes	$12.6600	$13.1215	$190,102.83
BlueMountain Guadalupe Peak Fund L.P.	November 17, 2015	Purchase	6,223	$10.2283	Yes	$10.1089	$10.8347	$63,650.61
BlueMountain Guadalupe Peak Fund L.P.	November 17, 2015	Purchase	5,694	$11.9266	No			$67,910.18
BlueMountain Guadalupe Peak Fund L.P.	November 18, 2015	Purchase	8,996	$8.9745	No			$80,734.90
BlueMountain Guadalupe Peak Fund L.P.	November 18, 2015	Purchase	14,464	$9.4743	Yes	$9.1719	$10.0163	$137,035.82
BlueMountain Guadalupe Peak Fund L.P.	November 24, 2015	Purchase	5,554	$8.1391	No			$45,204.60
BlueMountain Kicking Horse Fund L.P.	November 10, 2015	Purchase	13,555	$14.8450	Yes	$14.7304	$14.9833	$201,223.74
BlueMountain Kicking Horse Fund L.P.	November 10, 2015	Purchase	5,419	$15.7429	Yes	$15.4900	$15.9224	$85,310.93
BlueMountain Kicking Horse Fund L.P.	November 11, 2015	Purchase	5,805	$13.7803	Yes	$13.7544	$13.9473	$79,994.50
BlueMountain Kicking Horse Fund L.P.	November 12, 2015	Purchase	10,252	$13.1719	Yes	$12.8967	$13.3025	$135,038.52
BlueMountain Kicking Horse Fund L.P.	November 13, 2015	Purchase	9,430	$13.7281	Yes	$13.1428	$13.8471	$129,456.33
BlueMountain Kicking Horse Fund L.P.	November 16, 2015	Purchase	10,604	$12.8901	Yes	$12.6600	$13.1215	$136,686.51
BlueMountain Kicking Horse Fund L.P.	November 17, 2015	Purchase	4,475	$10.2282	Yes	$10.1089	$10.8347	$45,771.39
BlueMountain Kicking Horse Fund L.P.	November 17, 2015	Purchase	4,094	$11.9266	No			$48,827.59

Fund	Trade Date	Transaction	Number of Shares	Price Per Share	Weighted Average Price	Range Low	Range High	Total Purchase	Total Sale
BlueMountain Kicking Horse Fund L.P.	November 18, 2015	Purchase	6,469	$8.9745	No			$58,056.25
BlueMountain Kicking Horse Fund L.P.	November 18, 2015	Purchase	10,399	$9.4743	Yes	$9.1719	$10.0163	$98,522.79
BlueMountain Kicking Horse Fund L.P.	November 24, 2015	Purchase	3,993	$8.1391	No			$32,499.45
BlueMountain Logan Opportunities Master Fund L.P.	November 10, 2015	Purchase	33,320	$14.8450	Yes	$14.7304	$14.9833	$494,635.14
BlueMountain Logan Opportunities Master Fund L.P.	November 10, 2015	Purchase	69,674	$15.7314	Yes	$15.4900	$15.9224	$1,096,066.99
BlueMountain Logan Opportunities Master Fund L.P.	November 11, 2015	Purchase	14,270	$13.7803	Yes	$13.7544	$13.9473	$196,644.54
BlueMountain Logan Opportunities Master Fund L.P.	November 12, 2015	Purchase	25,200	$13.1719	Yes	$12.8967	$13.3025	$331,932.60
BlueMountain Logan Opportunities Master Fund L.P.	November 13, 2015	Purchase	23,179	$13.7282	Yes	$13.1428	$13.8471	$318,204.92
BlueMountain Logan Opportunities Master Fund L.P.	November 16, 2015	Purchase	26,064	$12.8901	Yes	$12.6600	$13.1215	$335,966.96
BlueMountain Logan Opportunities Master Fund L.P.	November 17, 2015	Purchase	11,000	$10.2284	Yes	$10.1089	$10.8347	$112,511.94
BlueMountain Logan Opportunities Master Fund L.P.	November 17, 2015	Purchase	10,062	$11.9266	No			$120,005.66
BlueMountain Logan Opportunities Master Fund L.P.	November 18, 2015	Purchase	15,900	$8.9745	No			$142,695.07

Fund	Trade Date	Transaction	Number of Shares	Price Per Share	Weighted Average Price	Range Low	Range High	Total Purchase	Total Sale
BlueMountain Logan Opportunities Master Fund L.P.	November 18, 2015	Purchase	25,561	$9.4743	Yes	$9.1719	$10.0163	$242,171.36
BlueMountain Logan Opportunities Master Fund L.P.	November 24, 2015	Purchase	9,816	$8.1391	No			$79,893.47
BlueMountain Montenvers Master Fund SCA SICAV-SIF	November 10, 2015	Purchase	54,743	$14.8450	Yes	$14.7304	$14.9833	$812,660.14
BlueMountain Montenvers Master Fund SCA SICAV-SIF	November 10, 2015	Purchase	21,877	$15.7430	Yes	$15.4900	$15.9224	$344,409.10
BlueMountain Montenvers Master Fund SCA SICAV-SIF	November 11, 2015	Purchase	23,445	$13.7803	Yes	$13.7544	$13.9473	$323,078.53
BlueMountain Montenvers Master Fund SCA SICAV-SIF	November 12, 2015	Purchase	41,401	$13.1719	Yes	$12.8967	$13.3025	$545,331.07
BlueMountain Montenvers Master Fund SCA SICAV-SIF	November 13, 2015	Purchase	38,082	$13.7281	Yes	$13.1428	$13.8471	$522,795.29
BlueMountain Montenvers Master Fund SCA SICAV-SIF	November 16, 2015	Purchase	42,821	$12.8901	Yes	$12.6600	$13.1215	$551,966.47
BlueMountain Montenvers Master Fund SCA SICAV-SIF	November 17, 2015	Purchase	18,071	$10.2283	Yes	$10.1089	$10.8347	$184,836.07
BlueMountain Montenvers Master Fund SCA SICAV-SIF	November 17, 2015	Purchase	16,532	$11.9266	No			$197,170.90
BlueMountain Montenvers Master Fund SCA SICAV-SIF	November 18, 2015	Purchase	26,124	$8.9745	No			$234,450.70

Fund	Trade Date	Transaction	Number of Shares	Price Per Share	Weighted Average Price	Range Low	Range High	Total Purchase	Total Sale
BlueMountain Montenvers Master Fund SCA SICAV-SIF	November 18, 2015	Purchase	41,995	$9.4742	Yes	$9.1719	$10.0163	$397,870.62
BlueMountain Montenvers Master Fund SCA SICAV-SIF	November 24, 2015	Purchase	16,125	$8.1391	No			$131,243.10
BlueMountain Timberline LTD.	November 10, 2015	Purchase	25,592	$14.8450	Yes	$14.7304	$14.9833	$379,913.24
BlueMountain Timberline LTD.	November 10, 2015	Purchase	10,228	$15.7430	Yes	$15.4900	$15.9224	$161,019.23
BlueMountain Timberline LTD.	November 11, 2015	Purchase	10,960	$13.7803	Yes	$13.7544	$13.9473	$151,031.87
BlueMountain Timberline LTD.	November 12, 2015	Purchase	19,355	$13.1719	Yes	$12.8967	$13.3025	$254,942.59
BlueMountain Timberline LTD.	November 13, 2015	Purchase	17,803	$13.7282	Yes	$13.1428	$13.8471	$244,402.76
BlueMountain Timberline LTD.	November 16, 2015	Purchase	20,019	$12.8901	Yes	$12.6600	$13.1215	$258,046.51
BlueMountain Timberline LTD.	November 17, 2015	Purchase	8,448	$10.2283	Yes	$10.1089	$10.8347	$86,408.81
BlueMountain Timberline LTD.	November 17, 2015	Purchase	7,729	$11.9266	No			$92,180.85
BlueMountain Timberline LTD.	November 18, 2015	Purchase	12,213	$8.9745	No			$109,605.97
BlueMountain Timberline LTD.	November 18, 2015	Purchase	19,632	$9.4743	Yes	$9.1719	$10.0163	$185,998.73
BlueMountain Timberline LTD.	November 24, 2015	Purchase	7,539	$8.1391	No			$61,360.73
Blue Mountain Credit Alternatives Master Fund L.P.	October 6, 2015	Sale	13,870	$17.8487	No				$247,561.15

Fund	Trade Date	Transaction	Number of Shares	Price Per Share	Weighted Average Price	Range Low	Range High	Total Purchase	Total Sale
Blue Mountain Credit Alternatives Master Fund L.P.	October 13, 2015	Sale	19,412	$19.0887	No				$370,549.61
Blue Mountain Credit Alternatives Master Fund L.P.	October 19, 2015	Sale	25,837	$19.4990	No				$503,795.30
Blue Mountain Credit Alternatives Master Fund L.P.	October 19, 2015	Sale	672	$19.6400	No				$13,198.08
Blue Mountain Credit Alternatives Master Fund L.P.	October 20, 2015	Sale	7,087	$18.9529	No				$134,319.37
Blue Mountain Credit Alternatives Master Fund L.P.	October 22, 2015	Sale	28,217	$19.4347	No				$548,390.00
Blue Mountain Credit Alternatives Master Fund L.P.	October 23, 2015	Sale	70,016	$19.3499	Yes	$19.3069	$19.4014		$1,354,805.79
Blue Mountain Credit Alternatives Master Fund L.P.	October 26, 2015	Sale	298	$19.3500	No				$5,766.30
Blue Mountain Credit Alternatives Master Fund L.P.	November 3, 2015	Sale	2,003	$18.7255	No				$37,507.22
Blue Mountain Credit Alternatives Master Fund L.P.	November 10, 2015	Sale	1,715	$14.7202	No				$25,245.10
BlueMountain Foinaven Master Fund L.P.	October 19, 2015	Sale	2,757	$19.5026	Yes	$19.4990	$19.6400		$53,768.58
BlueMountain Foinaven Master Fund L.P.	October 22, 2015	Sale	2,934	$19.4347	No				$57,021.52
BlueMountain Foinaven Master Fund L.P.	October 23, 2015	Sale	7,281	$19.3500	Yes	$19.3069	$19.4014		$140,887.00

Fund	Trade Date	Transaction	Number of Shares	Price Per Share	Weighted Average Price	Range Low	Range High	Total Purchase	Total Sale
BlueMountain Foinaven Master Fund L.P.	October 26, 2015	Sale	31	$19.3500	No				$599.85
BlueMountain Guadalupe Peak Fund L.P.	October 19, 2015	Sale	1,045	$19.5026	Yes	$19.4990	$19.6400		$20,380.25
BlueMountain Guadalupe Peak Fund L.P.	October 22, 2015	Sale	1,112	$19.4347	No				$21,611.43
BlueMountain Guadalupe Peak Fund L.P.	October 23, 2015	Sale	2,759	$19.3499	Yes	$19.3069	$19.4014		$53,386.50
BlueMountain Guadalupe Peak Fund L.P.	October 26, 2015	Sale	12	$19.3500	No				$232.20
BlueMountain Kicking Horse Fund L.P.	October 19, 2015	Sale	752	$19.5025	Yes	$19.4990	$19.6400		$14,665.92
BlueMountain Kicking Horse Fund L.P.	October 22, 2015	Sale	799	$19.4347	No				$15,528.36
BlueMountain Kicking Horse Fund L.P.	October 23, 2015	Sale	1,984	$19.3499	Yes	$19.3069	$19.4014		$38,390.28
BlueMountain Kicking Horse Fund L.P.	October 26, 2015	Sale	9	$19.3500	No				$174.15
BlueMountain Montenvers Master Fund SCA SICAV-SIF	October 19, 2015	Sale	3,033	$19.5026	Yes	$19.4990	$19.6400		$59,151.28
BlueMountain Montenvers Master Fund SCA SICAV-SIF	October 22, 2015	Sale	3,228	$19.4347	No				$62,735.33
BlueMountain Montenvers Master Fund SCA SICAV-SIF	October 23, 2015	Sale	8,013	$19.3499	Yes	$19.3069	$19.4014		$155,051.05
BlueMountain Montenvers Master Fund SCA SICAV-SIF	October 26, 2015	Sale	34	$19.3500	No				$657.90
BlueMountain Timberline LTD.	October 19, 2015	Sale	1,418	$19.5025	Yes	$19.4990	$19.6400		$27,654.50
BlueMountain Timberline LTD.	October 22, 2015	Sale	1,510	$19.4347	No				$29,346.45
BlueMountain Timberline LTD.	October 23, 2015	Sale	3,745	$19.3500	Yes	$19.3069	$19.4014		$72,465.66
BlueMountain Timberline LTD.	October 26, 2015	Sale	16	$19.3500	No				$309.60